SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2011
Commission File Number 1-14858
CGI Group Inc.
(Translation of Registrant’s Name Into English)
1130 Sherbrooke Street West
7th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐          Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.
Enclosure: Press Release concerning results dated January 26, 2011.
This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021and 333-146175.

PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)
CGI REPORTS STRONG REVENUE AND EARNINGS GROWTH IN FISCAL Q1-2011
          Q1-F2011 year-over-year highlights:
•	Revenue of $1.12 billion, up 25.9% at constant currency;

•	Bookings of $1.2 billion, or 106% of revenue;

•	Adjusted EBIT of $158.5 million, up 32.7%;

•	Net earnings of $126.6 million, up 13.8%;

•	Net earnings margin of 11.3%;

•	Diluted EPS of 45 cents, up 21.6%;

•	Cash from operating activities of $95.2 million;

•	Backlog of $13.1 billion.
Note: All figures are in Canadian dollars. Q1-F2011 MD&A, financial statements and accompanying notes may be found at www.cgi.com/investors and have been filed with both SEDAR in Canada and EDGAR in the U.S.
Montreal, Quebec, January 26, 2011 — CGI Group Inc. (TSX: GIB.A; NYSE: GIB) reported fiscal 2011 first quarter revenue of $1.12 billion, an increase of 22.7% compared with the same period last year. Revenue on a constant currency basis was up 25.9% after adjusting for foreign exchange fluctuations which negatively impacted revenue in the quarter by $29.4 million, or 3.2% compared with the same period last year.
Adjusted EBIT was $158.5 million compared with $119.4 million in the same quarter last year, an improvement of 32.7%. This represents an adjusted EBIT margin of 14.1% up from 13.1% in the first quarter of 2010.
The current quarter included favourable tax adjustments in the amount of $18.7 million compared with $30.5 million in Q1-F2010.
Net earnings were $126.6 million or 11.3% of revenue compared with $111.2 million in the same quarter last year, representing an increase of 13.8% year-over-year.
Diluted earnings per share were 45 cents, up 21.6% compared with 37 cents in the same period last year.
On a comparable basis, when excluding the tax adjustments from both periods, net earnings were $109.4 million or 9.8% of revenue in Q1-F2011, compared with $80.7 million, or 8.8% of revenue in the same period last year. Diluted earnings per share would have been 39 cents, up 44.4% compared with 27 cents in the first quarter of 2010.
The Company generated $95.2 million in cash from operating activities. Over the last twelve months, CGI generated $481.4 million or $1.68 in cash per diluted share.

In millions of Canadian dollars except earnings per share and where noted

	Q1-F2011	Q1-F2010
Revenue	1,120.7	913.0
Adjusted EBIT	158.5	119.4
Margin	14.1%	13.1%
Earnings before income taxes	152.4	116.6
Margin	13.6%	12.8%
Net earnings	126.6	111.2
Margin	11.3%	12.2%
Earnings per share (diluted)	0.45	0.37
Weighted average number of outstanding shares (diluted)	278,457,599	301,953,549
Interest on long-term debt	5.8	3.7
Net debt to capitalization ratio	30.6%	—
Cash provided by operating activities	95.2	166.1
Days of sales outstanding (DSO)	42	30
Return on equity	17.2%	15.2%
Return on invested capital	15.7%	15.4%
Bookings	1,191	1,591
Backlog	13,090	11,410
During the quarter, the Company booked $1.2 billion in new contract wins, extensions and renewals, bringing the total bookings over the last twelve months to $4.2 billion or 108% of revenue. At the end of December 2010, the Company’s backlog of signed orders stood at $13.1 billion, after being adjusted for the unfavourable currency impact. This represents 3.0x annual revenue.
“Our strong performance in the first quarter was driven primarily by increased client project activity and the positive impact of our merger with Stanley, both of which position us for continued profitable growth throughout fiscal 2011,” said Michael E. Roach, President and Chief Executive Officer. “In line with our commitment to be a financially strong company, delivering superior returns to our investors, we’re extending our share buyback program to February 2012. This program has returned approximately $2 billion to shareholders since 2006.”
Following the Q4-F2010 acquisition of Stanley, the Company’s net debt at the end of December, 2010 was $1.0 billion for a net debt to capitalization of 30.6%. At the end of Q1-F2011, the Company had $700 million in available capital, including $80 million in cash and cash equivalents as well as $600 million under its line of credit secured through 2012.
Normal Course Issuer Bid
The Company purchased and cancelled 5.0 million CGI shares during the quarter for $81.0 million at an average price of $16.28. Over the last twelve months, 28.3 million shares were purchased at an average price of $15.35 for a total investment of $434 million. On January 26, 2011 the Company’s Board of Directors authorized the renewal of the Normal Course Issuer Bid and the purchase of up to an additional 10% of the Company’s public float of shares, or approximately 23 million shares during the next year, subject to acceptance by the Toronto Stock Exchange.
First Quarter F2011 Results Conference Call
Management will host a conference call to discuss results at 9:30 a.m. Eastern time this morning. Participants may access the call by dialing (866) 226-1792 or on the Web at www.cgi.com/investors. Supporting slides for the call will also be available. For those

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unable to participate on the live call, a podcast and copy of the slides will be archived for download at www.cgi.com/investors.
Annual General Meeting of Shareholders
This morning at 11:00 a.m., the Company will hold its Annual General Meeting of shareholders at the Omni Mount-Royal Hotel, 1050 Sherbrooke Street West, Montreal. The meeting, being presided over by Serge Godin, Founder and Executive Chairman, will be broadcast live via www.cgi.com/investors. Michael E. Roach, President and Chief Executive Officer will also address the meeting and a question and answer session will follow with the Executive team.
Note to the media: A press conference will be held immediately following the Annual General Meeting, at approximately 12 noon.
About CGI
Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 31,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices and centers of excellence in Canada, the United States, Europe and Asia Pacific. As at December 31, CGI’s annualized revenue was approximately C$4.5 billion and its order backlog was approximately C$13.1 billion. CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in both, the Dow Jones Sustainability Index and the FTSE4Good Index. Website:www.cgi.com.
Use of Non-GAAP Financial Information
CGI reports its financial results in accordance with GAAP. However, management believes that certain non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Explanations as well as reconciliations of these non-GAAP measures with the GAAP financial statements are provided in the MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.
Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the press release, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-

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looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in the Risks and Uncertainties section.

For more information:
Lorne Gorber
Senior Vice-President
Global Communications and Investor Relations
514 841-3355
lorne.gorber@cgi.com

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SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc. (Registrant)
Date: January 26, 2011	By	/s/ Benoit Dubé
		Name:	Benoit Dubé
		Title:	Executive Vice-President and Chief Legal Officer